UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012
Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                              to
Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, Connecticut 06831

ANNUAL REPORT ON FORM 11-K
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
United Rentals, Inc. 401(k) Investment Plan
For the Fiscal Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K
United Rentals, Inc. 401(k) Investment Plan
Financial Statements
and Supplemental Schedule
For the Fiscal Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm
The Audit Committee of United Rentals, Inc.
We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Rentals, Inc. 401(k) Investment Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Stamford, Connecticut
June 13, 2013

United Rentals, Inc. 401(k) Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets:
Cash	$84,094,275	$—
Investments, at fair value:
United Rentals, Inc. Common Stock	6,846,377	4,978,689
T. Rowe Price Tradelink Investments	—	92,782
Mutual Funds:
American Century Inflation-Adjusted Bond Inst Fund	1,146,441	—
American Funds AMCAP R5 Fund	17,329,811	—
Principal Capital Appreciation Inst Fund	1,225,026	—
Edge Asset Management Equity Income Inst Fund	14,930,859	—
Neuberger Berman Socially Responsive A Fund	81,491	—
American Beacon Small Cap Value Institutional Fund	8,697,409	—
Columbia Acorn A Fund	4,560,791	—
Eagle Small Cap Growth R5 Fund	6,676,766	—
Perkins Mid Cap Value T Fund	3,947,717	—
American Funds EuroPacific Growth R4 Fund	14,717,450	—
American Funds New Perspective R4 Fund	8,518,244	—
Oppenheimer Developing Markets Y Fund	461,579	—
Dodge & Cox International Stock Fund	—	9,748,699
PIMCO Total Return Fund, Institutional	22,404,154	1,633,819
T. Rowe Price Spectrum Bond Income Fund	—	11,827,407
T. Rowe Price Balanced Fund	—	10,035,730
T. Rowe Price Blue Chip Growth Fund	21,180,617	17,923,133
T. Rowe Price New Horizons Fund	20,948,007	18,731,981
T. Rowe Price Prime Reserve Fund	—	30,807,795
T. Rowe Price Retirement Income Fund	1,432,209	881,061
T. Rowe Price Retirement 2005 Fund	531,743	367,256
T. Rowe Price Retirement 2010 Fund	2,242,294	2,849,511
T. Rowe Price Retirement 2015 Fund	3,262,938	2,999,506
T. Rowe Price Retirement 2020 Fund	8,578,637	7,883,834
T. Rowe Price Retirement 2025 Fund	8,810,836	7,014,460
T. Rowe Price Retirement 2030 Fund	15,074,442	12,205,687
T. Rowe Price Retirement 2035 Fund	10,251,082	7,730,918
T. Rowe Price Retirement 2040 Fund	12,272,010	9,838,919
T. Rowe Price Retirement 2045 Fund	4,514,367	3,607,154
T. Rowe Price Retirement 2050 Fund	1,185,372	794,947
T. Rowe Price Retirement 2055 Fund	526,941	366,496
T. Rowe Price Value Fund	—	16,933,649
T. Rowe Price Small Cap Value Fund	4,330,982	3,748,997
Vanguard Bond Market Index Fund	705,977	383,978
Vanguard Institutional Index Fund	17,970,024	16,263,619
Vanguard International Stock Index Fund	159,263	17,558
Total mutual funds	238,675,479	194,596,114
Common Collective Trust	38,752,751	—

Pooled Separate Accounts:
Principal Large Cap S&P 500 Index	11,728,132	—
Principal Mid Cap S&P 400 Index	1,613,962	—
Principal Small Cap S&P 600 Index	1,375,230	—
Total pooled separate accounts	14,717,324	—
Total investments at fair value	298,991,931	199,667,585
Receivables:
Notes receivable from participants	19,138,467	11,967,831
Company contributions receivable	29,662	1,212
Participants' contributions receivable	16,403	4,731
Total receivables	19,184,532	11,973,774
Net assets at fair value	402,270,738	211,641,359
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(889,929)	—
Net assets available for benefits	$401,380,809	$211,641,359
See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
Additions
Contributions:
Participants	$17,451,015	$15,642,843
Company	5,022,500	3,948,088
Rollovers	1,646,679	766,022

Investment income:
Dividend income	5,610,192	5,238,875
Net realized and unrealized appreciation (depreciation) in fair value of investments	24,066,040	(4,920,233)
Interest income from participants' notes receivable	545,988	605,603
Transfers	161,926,241	—
	216,268,655	21,281,198

Deductions
Benefits paid directly to participants	(26,489,855)	(19,189,305)
Administrative fees	(39,350)	(80,557)
Net increase	189,739,450	2,011,336

Net assets available for benefits, beginning of year	211,641,359	209,630,023
Net assets available for benefits, end of year	$401,380,809	$211,641,359

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan, which was established by United Rentals, Inc. on May 1, 1998. United Rentals (North America), Inc. (the “Company” or “Plan Sponsor”) is the current Plan Sponsor. Effective January 1, 2013, all non-union employees are eligible to participate in the Plan following the completion of 30 days of service (provided they have reached the minimum age of 18 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may elect to contribute up to 50% of their annual wages paid by the Company, limited to $17,000 and $16,500 per year in 2012 and 2011, respectively (plus catch-up contributions for participants age 50 and over of $5,500 in 2012 and 2011), subject to certain additional limitations for highly compensated employees as defined under the Internal Revenue Code (the “Code”). Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.
The Company may contribute a discretionary amount, which is determined annually, to the Plan. The Company contributed 50% of the first 6% of each participant's compensation up to a maximum contribution of $2,000 during the years ended December 31, 2012 and 2011. Participants become eligible for Company matching contributions following three months of employment.
Participant Accounts
Each participant account includes the participant's contribution, the Company's discretionary contribution, if any, assets transferred to the Plan from the participant's prior employer plan, the participant's share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant's account, and any expenses charged to the participant's account.
Vesting
Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). As discussed below, on April 30, 2012, the Plan Sponsor completed the acquisition of RSC Holdings Inc. ("RSC"). Prior company contributions for legacy RSC employees vest according to the vesting schedule established under the prior RSC plan, and are fully vested after either two or four years of service (including employment with RSC). Upon termination of employment, participants forfeit their non-vested balances. Forfeitures of terminated participants' non-vested accounts, which aggregated $177,178 and $179,417 for 2012 and 2011, respectively, are applied to reduce future Company contributions or to pay for Plan administrative expenses.
Investment Options
All of the Plan's investment options are fully participant directed. For 2011, the Plan's trustee was T. Rowe Price Trust Company (“T. Rowe Price”). As previously disclosed, on April 30, 2012, the Plan Sponsor completed the acquisition of RSC. On December 31, 2012, the net assets of the RSC 401 (k) Savings Plan (the “RSC Plan”) of $161.9 million were transferred into the Plan, and T. Rowe Price and Principal Trust Company ("Principal"), the trustee of the prior RSC Plan, were the trustees of the Plan. Effective January 1, 2013, Principal became the Plan's trustee.
Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms range from one to five years for personal loans and up to thirty years as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan administrator. Interest rates on outstanding loans range from 4.25% to 9.75%. Principal and interest are paid ratably through payroll deductions.
Plan Merger
As previously disclosed, on April 30, 2012, the Plan Sponsor completed the acquisition of RSC. On April 30, 2012, RSC ceased to exist and United Rentals acquired the RSC Plan which was maintained throughout 2012 in its current state. On December 31, 2012, the net assets of the RSC Plan of $161.9 million were transferred into the Plan. The net assets transferred to the Plan are reflected on the statement of changes in net assets available for benefits as a transfer into the Plan.
Net assets available for benefits increased substantially in 2012 primarily due to the transfer of the RSC Plan net assets into the Plan. The cash balance as of December 31, 2012 reported in the statement of net assets available for benefits reflects investments that were liquidated as of December 31, 2012 because the underlying investment options were no longer available in the Plan due to the change in trustee described below. Additionally, the statement of net assets available for benefits reflects significant 2012 increases in certain investments and notes receivable from participants due to the inclusion of the assets transferred from the RSC Plan in the December 31, 2012 balances.

Change in Trustee and Recordkeeper
On December 31, 2012, T. Rowe Price and Principal, the trustee of the prior RSC Plan, were the trustees of the Plan, and T. Rowe Price was the Plan's recordkeeper. Effective January 1, 2013, all Plan assets held by T. Rowe Price were transferred to Principal and Principal became the Plan's recordkeeper and trustee.
Distributions and Withdrawals
Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Code and the regulations thereunder.
Administrative Expenses
A portion of the Plan's administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.
Investments and Income Recognition
The Plan's investments are stated at fair value as of the last trading date for the periods presented. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Fair Value Measurements below for further information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Fair Value Measurements
In accordance with U.S. generally accepted accounting principles, each of the Plan's fair value measurements is categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 Observable inputs other than quoted prices in active markets for identical assets and liabilities include:

a)	quoted prices for similar assets or liabilities in active markets;

b)	quoted prices for identical or similar assets or liabilities in inactive markets;

c)	inputs other than quoted prices that are observable for the asset or liability;

d)	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
United Rentals, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

T. Rowe Price Tradelink Investments: Valued based on the fair market value of the underlying securities, which are valued at the closing prices reported on the active markets on which the securities are traded.
Common Collective Trust ("CCT"): The CCT is a fully benefit responsive collective investment trust held by Union Bond & Trust Company (“Union”). Union is a wholly-owned subsidiary of the Principal Financial Group. The CCT is presented on the statement of net assets available for benefits at fair value which differs from contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Fair value has been calculated based on the fair value of the underlying investment contracts in the CCT as reported by the issuer.
Pooled Separate Accounts ("PSAs"): The PSAs are valued at estimated fair values determined by the Trustee, which represent the net asset value of units held by the Plan at year end. The net asset value of a PSA is based on the fair value of its underlying investments and is not a publicly-quoted price in an active market. Prices are validated through an investment analyst review process including direct interaction with external sources or review of recent trade activity. As of December 31, 2012 and 2011, there are no unfunded commitments related to the PSAs. The PSAs may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period.
Mutual funds: Valued at the quoted prices in an active market for the shares held by the Plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
As of December 31, 2012 and 2011, all of the Plan's assets that are measured at fair value were Level 1 or Level 2 assets. The following table presents the Plan's assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Fair Value December 31, 2012	Level 1	Level 2
United Rentals, Inc. Common Stock	$6,846,377	$6,846,377	$—
Common Collective Trust	38,752,751	—	38,752,751
Pooled Separate Accounts	14,717,324	—	14,717,324
Mutual Funds	238,675,479	238,675,479	—
Total investments at fair value	$298,991,931	$245,521,856	$53,470,075
	Fair Value December 31, 2011	Level 1	Level 2
United Rentals, Inc. Common Stock	$4,978,689	$4,978,689	$—
T. Rowe Price Tradelink Investments	92,782	92,782	—
Mutual Funds	194,596,114	194,596,114	—
Total investments at fair value	$199,667,585	$199,667,585	$—

During the years ended December 31, 2012 and 2011, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
U.S. generally accepted accounting principles require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4. Investments
During 2012 and 2011, the Plan's investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2012	2011
Dodge & Cox International Stock Fund	$1,792,793	$(2,100,028)
PIMCO Total Return Fund, Institutional	42,479	(8,721)
T. Rowe Price Spectrum Bond Income Fund	664,237	(57,838)
T. Rowe Price Balanced Fund	893,905	(164,831)
T. Rowe Price Blue Chip Growth	3,249,919	253,038
T. Rowe Price New Horizons Fund	1,341,579	(1,244,419)
T. Rowe Price Prime Reserve Fund	18	—
T. Rowe Price Retirement Income Fund	68,144	(13,926)
T. Rowe Price Retirement 2005 Fund	33,117	(4,847)
T. Rowe Price Retirement 2010 Fund	257,953	(57,949)
T. Rowe Price Retirement 2015 Fund	339,731	(80,279)
T. Rowe Price Retirement 2020 Fund	983,927	(238,355)
T. Rowe Price Retirement 2025 Fund	944,540	(296,742)
T. Rowe Price Retirement 2030 Fund	1,794,512	(489,458)
T. Rowe Price Retirement 2035 Fund	1,197,288	(369,181)
T. Rowe Price Retirement 2040 Fund	1,536,525	(494,046)
T. Rowe Price Retirement 2045 Fund	563,653	(183,257)
T. Rowe Price Retirement 2050 Fund	135,251	(41,725)
T. Rowe Price Retirement 2055 Fund	61,081	(23,091)
T. Rowe Price Value Fund	2,844,557	(551,392)
T. Rowe Price Small Cap Value Fund	517,990	(165,537)
T. Rowe Price Tradelink Investments	—	(2,028)
Vanguard Total Bond Market Index Fund	3,013	1,733
Vanguard Institutional Index Fund	2,194,728	10,812
Vanguard Total International Stock Index Fund	7,826	(893)
United Rentals, Inc. Common Stock	2,597,274	1,402,727
	$24,066,040	$(4,920,233)

5. Contingencies
As previously reported, following the Company's August 2004 announcement that the Securities and Exchange Commission (“SEC”) had commenced a non-public, fact-finding inquiry concerning the Company, an alleged stockholder filed an action in Connecticut State Superior Court, Judicial District of Norwalk/Stamford at Stamford, purportedly suing derivatively on the Company's behalf. The parties to this action agreed that the proceedings would be stayed pending the resolution of the motions to dismiss in certain previously filed purported stockholder class actions. As previously reported, those purported stockholder class actions were commenced in 2004 and were dismissed with prejudice, pursuant to a stipulation of settlement in May 2009. The Company previously announced on September 8, 2008 that it had also reached a final settlement with the SEC of its inquiry. On or about July 6, 2012, plaintiff withdrew this action against all defendants.  This derivative action is discussed in further detail in Note 15 to the Company's consolidated financial statements included in its report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).
Following the announcement of the Company's planned merger with RSC, on December 28, 2011, a complaint was filed in Arizona Superior Court on behalf of a putative class of RSC's stockholders against RSC, each member of the RSC board, certain of RSC's officers, and the Company challenging the merger. On April 19, 2012, without agreeing that any of the claims had merit, the parties reached an agreement to settle the action, pursuant to which RSC and the Company agreed to make certain additional public disclosures regarding the merger and to pay certain attorneys' fees awarded by the court. On August

27, 2012, the court granted preliminary approval of the settlement and on September 28, 2012, the settlement was approved by the court.  This litigation is discussed in further detail in Note 15 to the Company's consolidated financial statements included in its 2012 Form 10-K.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
7. Related Party Transactions
Certain Plan investments are managed by T. Rowe Price, Principal Funds Inc., Principal Life Insurance Company and Union (which are parties-in-interest). All investment transactions with such parties-in-interest qualify as party-in-interest transactions and are exempt from the prohibited transactions rules. Fees paid by the Plan for the investment management services were $39,350 and $80,557 for the years ended December 31, 2012 and 2011, respectively.
At December 31, 2012 and December 31, 2011, the Plan had $6.8 million or 1.7%, and $5.0 million or 2.4%, respectively, of its total net assets invested in United Rentals, Inc. Common Stock.

8. Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$401,380,809	$211,641,359
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	889,929	—
Net assets available for benefits per the Form 5500	402,270,738	211,641,359

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Increase in net assets available for benefits per the financial statements	$189,739,450	$2,011,336
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	889,929	—
Increase in net assets available for benefits per Form 5500	190,629,379	2,011,336

9. Subsequent Event

On December 31, 2012, T. Rowe Price and Principal, the trustee of the prior RSC Plan, were the trustees of the Plan, and T. Rowe Price was the Plan's recordkeeper. Effective January 1, 2013, all Plan assets held by T. Rowe Price were transferred to Principal and Principal became the Plan's recordkeeper and trustee. The change in recordkeeper and trustee had no impact on the Plan's net assets available for benefits.

Supplemental Schedule
United Rentals, Inc. 401(k) Investment Plan
EIN: 86- 0933835
Plan #: 001
Schedule H, Line 4(i)-Schedule of Assets Held for Investment
(Held at End of Year)
December 31, 2012

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2012
American Beacon	Small Cap Value Institutional Fund	408,329	$8,697,409
American Century Investments	Inflation-Adjusted Bond Inst Fund	86,983	1,146,441
Columbia Funds	Acorn A Fund	155,340	4,560,791
Eagle Financial Services, Inc.	Small Cap Growth R5 Fund	152,194	6,676,766
Edge Asset Management, Inc.	Equity Income Inst Fund	764,509	14,930,859
Janus International Holding, LLC	Perkins Mid Cap Value T Fund	184,991	3,947,717
Neuberger Berman Management	Socially Responsive A Fund	4,443	81,491
Oppenheimer	Developing Markets Y Fund	13,233	461,579
PIMCO	Total Return Fund, Institutional	1,993,252	22,404,154
Principal Funds Inc.*	Capital Appreciation Inst Fund	29,015	1,225,026
American Funds Service Company	AMCAP R5 Fund	794,581	17,329,811
	EuroPacific Growth R4 Fund	363,573	14,717,450
	New Perspective R4 Fund	275,195	8,518,244
Principal Life Insurance Company*	LgCap S&P 500 Index Sep Acct	180,919	11,728,132
	MidCap S&P 400 Index Sep Acct	53,968	1,613,962
	SmallCap S&P 600 Index Sep Acct	45,514	1,375,230
T. Rowe Price Trust Company*	Blue Chip Growth Fund	464,182	21,180,617
	New Horizons Fund	631,535	20,948,007
	Retirement Income Fund	102,667	1,432,209
	Small Cap Value Fund	110,569	4,330,982
	Retirement 2005 Fund	43,801	531,743
	Retirement 2010 Fund	136,144	2,242,294
	Retirement 2015 Fund	253,334	3,262,938
	Retirement 2020 Fund	479,789	8,578,637
	Retirement 2025 Fund	671,558	8,810,836
	Retirement 2030 Fund	796,747	15,074,442
	Retirement 2035 Fund	766,149	10,251,082
	Retirement 2040 Fund	642,850	12,272,010
	Retirement 2045 Fund	355,182	4,514,367
	Retirement 2050 Fund	111,199	1,185,372
	Retirement 2055 Fund	49,995	526,941
Vanguard	Bond Market Index Fund	63,659	705,977
	Institutional Index Fund	137,680	17,970,024
	International Stock Index Fund	5,300	159,263
Union Bond & Trust Company*	Principal Stable Val Pref Fund	1,971,907	38,752,751
United Rentals, Inc. *	United Rentals, Inc. Common Stock	150,404	6,846,377
			298,991,931
Participant loans*	Interest rates range from 4.25% to 9.75%; remaining maturities range from less than 1 month to 30 years		19,138,467
			$318,130,398
*Indicates party-in-interest to the Plan.
Note: The “Cost” column is not applicable because all the Plan's investment options are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
UNITED RENTALS, INC.
401(K) INVESTMENT PLAN

By:	/s/ Craig A. Pintoff
Name:	Craig A. Pintoff
Title:	Plan Administrator
June 12, 2013